

May 5, 2011

Mr. Gregg D. Adzema
Executive Vice President, Chief Financial Officer
Cousins Properties Incorporated
191 Peachtree Street NE, Suite 500
Atlanta, Georgia 30303-1740

> **Re:** **Cousins Properties Incorporated**
> **Form 10-K for the year ended 12/31/2010**
> **Filed on 2/28/2011**
> **File No. 001-11312**

Dear Mr. Gregg D. Adzema:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 2. Properties, page 17

1. In your future Exchange Act periodic reports, please include disclosure regarding your office, retail and industrial portfolios average effective annual rents. If the average rent figure does not reflect effective rents, adjusted for items such as free rent periods, please provide disclosure reflecting the quantitative impact of these adjustments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   We note your discussion of your leasing activity. In your future Exchange Act periodic reports, please provide disclosure regarding rental rate trends on renewed leases. Please also include disclosure regarding the costs of leasing activity, such as per square foot leasing commissions and tenant improvements.

3.   Please advise us whether management considers same store operating information a key performance indicator. We may have further comments.

4.   We note that you disposed of several properties in 2010. In future Exchange Act periodic reports, please provide disclosure regarding the weighted average capitalization rates on your dispositions and acquisitions during the reporting period. Please disclose how you calculate capitalization rates for these purposes.

5.   We note that you have significant capitalized expenditures in the past due to new development and redevelopment and we also note that you have developed most of your current properties. In future filings please include additional analysis of your capitalized expenditures by breaking down total capital expenditures between new development, redevelopment/expansions and other cap-ex by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

6.   In addition to the above comment we would like you to disclose soft costs (payroll, interest, etc.) capitalized by type and by year. We think this disclosure should be included with the above requested disclosure related to the breakdown of capitalized expenditures with a narrative discussion of significant fluctuations.

Financial Statements and Notes

Note 3 – Notes Payable, Commitments and Contingencies

Litigation, page F-15

7.   We note that you have concluded that it is not expected that the outcome of pending legal proceedings will have a material adverse impact on your financial position or results of operations.   The language you use to describe loss contingencies is not contemplated by Topic 450 of the Financial Accounting Standards Codification. Please revise your disclosure to clarify whether you believe it is probable, reasonably possible or remote that losses could be material.   In your response, please provide us the disclosure you will include in future filings to address this issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551 - 3404 or Michael McTiernan at (202) 551 – 3852 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief